

March 22, 2011

Via E-mail
Mr. Antal Markus
Chief Executive Officer
A&J Venture Capital Group, Inc.
23890 Copper Hill Drive, #206
Valencia, CA 91354

> **Re:** **A&J Venture Capital Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 8-K Filed January 27, 2011**
> **File No. 333-146441**

Dear Mr. Markus:

We have reviewed your responses in your letter filed March 1, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed January 27, 2011

1. We have reviewed your response to comment 3 in our letter dated February 11, 2011 and have the following comments:

   - Please provide us with a concise timeline of the transactions that have transpired between any of the following parities: you, 0875505 BC, Adiri, WaterGeeks and Mr. Meikle. In doing so, please tell us the nature of each transaction and how it was accounted for, including identifying the accounting acquirer for any acquisitions.

   - You state that you are purchasing 0875505 BC's business and will account for the purchase under ASC 810-10-55 as a business combination. As requested in our prior comment, please provide us with your analysis under ASC 805-10-55-4 through 55-9 as to whether you are acquiring a business versus acquiring assets. Your response should contain your analysis of each criteria specified in this guidance to demonstrate to us how you reached the conclusion that you acquired a business. Also, explain to us any difference between the business or assets that you acquired from 0875505 BC and the business or assets that 0875505 BC acquired from Adiri.

- We note in your response that Adiri is no longer in business. Please tell us whether 0875505 BC will remain in business once you consummate the Asset Purchase Agreement. If 0875505 BC will remain in business, please tell us the nature of their ongoing business operations after your acquisition of the Adiri assets and briefly describe the types of assets they will retain after your acquisition of the Adiri assets.

- Your response indicates that you have acquired all the patents and trademarks for the Adiri baby bottle that Adiri previously produced and are continuing to develop the newer version of the Adiri baby bottle and related components. Please ensure that this is clearly disclosed in future filings, including any amendments to your Form 8-K.

- We note that you do not believe that you meet the definition of a shell company as defined in Rule 12b-2. Please explain to us in sufficient detail why you believe you were an operating company versus a company with nominal assets and nominal operations immediately prior to the consummation of the Asset Purchase Agreement with 0875505 BC. Please note that previous lines of business that you exited prior to the date of the Asset Purchase Agreement would not impact your analysis of whether you were effectively a shell company immediately prior to acquiring the Adiri assets.

- Given that you will issue 35 million shares of your common stock in exchange for the Adiri assets, it appears that this stock issuance will give majority control of your company to the shareholder of 0875505 BC. If this is the case, please confirm to us that a change of control will occur. Also, as previously requested, explain to us in detail how you will account for this transaction and cite the specific authoritative accounting literature upon which you are relying. Your response should include a detailed analysis of whether you or 0875505 BC is the accounting acquirer and whether it is appropriate to use purchase accounting. Your response should also explain how you considered whether 0875505 BC and/or Adiri is your predecessor for financial statement purposes. Refer to Rule 405 of Regulation C.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief